United States Securities and Exchange Commission

                             Washington, D.C. 20549


                                   Form 10-SB
                                (Amendment No. 3)


                 General Form For Registration of Securities of

                             Small Business Issuers

           Under Section 12(g) of the Securities Exchange Act of 1934

                                FILE NO.: 0-32845

                         COBRA FINANCIAL SERVICES, INC.
                         ------------------------------
                 (Name of Small Business Issuer in Its Charter)

                Texas                                    75-2668876
    (State or Other Jurisdiction of                   (I.R.S. Employer
     Incorporation or Organization)                  Identification No.)


                 3020 Legacy Drive, Suite 100, Plano Texas 75023
                 -----------------------------------------------
           (Address of Principal Executive Offices including Zip Code)


                             Telephone: 214.726.9306
                             Facsimile: 972.540.6713
                             -----------------------
                (Issuer's Telephone Number, Including Area Code)

    Securities to be registered under Section 12(b) of the Exchange Act:  None


        Securities to be registered under Section 12(g) of the Exchange Act:

    Title of Each Class to be so registered:    Common Stock ($0.001 Par Value)


    Name of Each Exchange on Which Each Class is to be Registered:        None

                                TABLE OF CONTENTS

PART I......................................................................3

Item 1.  Description of Business. ..........................................3

Item 2.  Management's Discussion and Analysis and Plan of Operation........10

Item 3.  Description of Property... .................... ..................13

Item 4.  Security Ownership of Certain Beneficial Owners and Management. ..13

Item 5.  Directors, Executive Officers, Promoters and Control Persons......14

Item 6.  Executive Compensation... .................... ...................14

Item 7.  Certain Relationships and Related Transactions.. .................15

Item 8.  Description of Securities.........................................15

PART II... ................................................................16

Item 1.  Market Price of and Dividends on the Registrant's
         Common Equity and Other Shareholder Matters.......................17

Item 2.  Legal Proceedings... .................... ........................17

Item 3.  Changes in and Disagreements with Accountants.....................17

Item 4.  Recent Sales of Unregistered Securities...........................17

Item 5.  Indemnification of Directors and Officers.........................17

PART F/S.... .................... ........................................F-1

Item 1.  Financial Statements........................................F-1 to F-18

PART III - EXHIBITS........................................................18

Item 1.   Index to Exhibits.. .............................................18

Signatures.................................................................19

                                     PART I

Item 1.  Description of Business.
---------------------------------


Business Development. Cobra Financial Services, Inc. was incorporated in Texas in 1996 by Mr. Carlton Fleming, our president and a member of our Board of Directors, for the purpose of investing in agricultural land and projects. [material omitted]. For several years we invested heavily in the improvement of farmland and farming equipment in the State of Texas while attempting to attract experts in the fields for the purpose of raising cattle and exporting bovine meat to the United Arab Emirates, Kuwait and Saudi Arabian Markets. We believe that the demand for quality beef from the United States has never been better and we believe that this is the ideal time for us to seize this opportunity and participate in the export of United States beef worldwide.

In that regard, we leased real estate in north Texas including a 7,200 square foot building which contains leasehold improvements and farm equipment. We plan to someday purchase cattle to raise on the property. The property is located in north Texas in an area supported by municipal utilities. The property is situated in a moderate climate zone that we believe is ideal for raising cattle in that the climate and conditions are conducive to raising healthy cattle. The property is located near a major highway and relatively close to a railroad, seaports, and airport facilities which makes transportation of beef more convenient. Our operations to date have focused on improving the real property. Specifically, we have constructed a 7,200 square foot building, cleared brush, plowed and planted Bermuda grass, installed water, electricity, roads, and erected fencing. We do not anticipate that we will purchase cattle for at least the next 12 months. As of January 18, 2002, we had not entered into any agreements to export beef, nor can we give any assurances that we will be able to arrange for contracts to export beef in the near future.

As of January 18, 2002, the only revenues we have generated are from consulting services provided by Mr. Fleming, our president. Mr. Fleming has provided consulting services in the areas of general business and corporate operations. There can be no assurances that Mr. Fleming will be able to generate revenues in the future from his consulting services. In fact, should be raise sufficient funding through loans or otherwise, we plan to completely discontinue providing business consulting services and intend to focus only on our proposed exporting activities.

In or around May, 2000, we decided that it would be in the best interests of the company and its shareholders to increase that number of issued and outstanding common stock through a forward stock split. Therefore, on May 19, 2000, we authorized a forward stock split of 4000 to 1. Immediately prior to the stock split, we had 1,240 shares of common stock issued and outstanding. Immediately following the stock split we had 4,960,000 shares of our common stock issued and outstanding.

On October 12, 2000 our board of directors authorized a 3 to 1 forward split of our common stock. Our total issued and outstanding common stock immediately prior to the stock split was 5,210,000 shares of common stock. Our total issued and outstanding common stock immediately following the stock split was 15,630,000 shares of our common stock.

Planned Operation. At least initially, we plan to purchase meat to import. Over the next three years we plan to purchase ready-to-ship meat products from existing meat packing plants which have excess capacity. After the meat has been purchased from plants throughout the United States, we plan to freeze the meat and ship it to overseas buyers in 40 foot containers. Each container we plan to use will be able to hold approximately 25 metric tons (approximately 61,000 pounds) of meat. We anticipate that the average shipping time will be six weeks from shipment to destination, depending on the destination. Once we begin importing beef, we will attempt to process bi-weekly shipments of two containers each in order to reach our production target of 1.5 million pounds per year at an average of 125,000 pounds per month. We hope that at the end of a three year period, we will have the ability to purchase our own cattle. There is no guaranty that we will ever be in the position to purchase our own cattle.

We anticipate the following development schedule:

     o Conducting research and development. Since early 1999, we have been actively studying the export potential and studying market trends related to the export of U.S. Agricultural products. We have also been examining the nature and extent of the USDA subsidy programs as well as the development of our target market. By the end of 1999, we completed our study. We felt that preliminary indications justified the commissioning of feasibility study conducted by professional firm. The cost of the study was $2,500 and it was paid for from our existing capital resources.

     o Raising working capital. Our registration statement, of which this prospectus forms a part, was filed with the Securities and Exchange Commission on June 5, 2001. When, and if, our registration statement becomes effective with the Securities and Exchange Commission, we plan to apply with the National Association of Securities Dealers, Inc., to participate on the Over-the-Counter Bulletin Board. If we are cleared to participate on the Over-the-Counter Bulletin Board, we expect to be able to raise the necessary capital to fund our initial operations through SBA loans. We anticipate that we will be in a position to apply for SBA loans during the third quarter of 2002. We anticipate that the legal, professional, and operational costs associated with this process are $30,000. We plan to pay such expenses from our existing capital resources.

     o Signing purchase and export agreements. We plan to begin negotiating and signing initial purchase agreements for ready-to-ship meat during the fourth quarter of 2002. We will need to complete the registration process and raise sufficient funding prior to entering into any purchase or export agreements. As part of our initial research and development, we have identified possible vendors as our president has business associates who have business relationships with potential vendors. As of January 18, 2002, we had not engaged in any formal negotiations with potential vendors. We anticipate that funding for this developmental step will come from SBA loans and any USDA subsidies we are able to arrange. To begin shipping the meat, we anticipate that we will need approximately $150,000 to fund one shipment per week for three weeks at cost of $50,000 per container. We plan on raising the funds needed for the first shipment by selling our capital stock. However, we do not have any commitment for such funding. Once we submit to the USDA the bill of lading for the first shipment, we believe that it will take approximately three weeks to receive a subsidy. We anticipate that each shipment will take approximately 3 weeks to reach its destination, depending on the destination. When the shipment arrives at its destination, we will receive payment from the buyer from his or her bank letter of credit. We believe that approximately 3 weeks after our first shipment, we will begin generating sufficient revenues to pay for the next round of shipments as well as sufficient capital to begin paying our expenses with earned revenues.

Source and availability of beef. The source of beef will be from the United States. We believe that U.S. Beef is widely and readily available in local markets through packing plants, distributors, farms Co-op, and meat export brokers. The current number of suppliers, packers, processors, and brokers listed in the registry of "U.S. Meet Export Federation, 1050 17th Street, Suite 2200 Denver, CO 80265 Tel: 303-623-6328" are in the hundreds. We do not believe that we will be limited to a small number of suppliers for the meat we plan to export. We have initiated preliminary discussions with potential suppliers but have not established any formal relationships or written agreements. Our ability to finalize formal agreements will be, at least partially, dependent on our ability to secure funding through loans or otherwise. We are confident that if we are able to secure funding through SBA loans or otherwise, we will be able to finalize written agreements with suppliers.

Industry Overview. We believe that world trade is increasingly important to the strength of the United States economy. We also believe that the export business creates jobs and provides small companies with growth, new markets and additional profits. We believe the importance of the export market is evident because of the United States programs and government agencies which support the export business such as the export loan programs provided by the Small Business Administration, the export subsidy programs provided by he USDA, and payment guaranty programs provided by the United States Import-Export bank. We believe that these programs illustrate that export and international trade is extremely important to the United States economy for different reasons, including, but not limited to, balancing foreign trade. We believe that as the world economy becomes more interdependent, the opportunities for United States exports become more attractive.

[material omitted]
------------------

We believe that the exporting of agricultural products is growing in the United States as businesses are beginning to realize that the world is their market. With the globalization of business through the Internet, we do not think a business has to be big to sell in the global marketplace. We believe that United States agricultural products are appealing overseas. According to a May 10, 2001, article from USDA World Agricultural Supply and Demand Estimates, United States meat exports in 2002 are forecast to reach a record 4.86 million tons, led by beef and broiler exports.

We believe that the May 10, 2001 report described above shows that the meat export business is growing and we plan to be a part of that trend. We also hope that demand for U.S. beef continues. There is no guaranty that it will continue. However, it the demand either stays constant or grows, we believe that our ability to enter the market and earn revenues will increase.

[material omitted]
------------------

According to a USDA International Agricultural Trade Report, U.S. Beef exports took off in the 1990's, becoming one of the true success stories in U.S. agricultural trade. The report explains that previous to the 1990's, the United States was the largest beef importer in the world; now, the United States exports over 80 percent of what it imports, and the U.S. trade surplus (exports minus imports) in beef exceeds $1.0 billion annually. The same article explains that U.S. beef, pork, and poultry production in 1999 was expected to reach a record 35.5 million tons, up from 35.4 million in 1998 and beef prices are expected to maintain stability. We believe that the USDA report referenced immediately above explains what we consider to be a growing trend to import U.S. beef. We hope that the trend will continue. If the trend continues, our ability to earn revenues will likely increase.

[material omitted]
-------------------

There are numerous food importers within the market we intend to operate, many of whom are wholesalers, distributors, and retailers. Our research has identified several importers and distributors. We intend to use all possible distribution channels and hope to avoid becoming dependent on a small number of customers.


Risk Factors.


Our management and significant shareholders and affiliates own enough shares to control a shareholder vote; therefore, minority shareholders may have little to no control over our business operations.

Our executive officers and directors beneficially own approximately 78.9% of our outstanding common stock. As such, our executive officers and directors will be able to exercise controlling interest over matters requiring stockholder approval, including the election of directors and the approval of material corporate matters such as change of control transactions. The effects of such stock ownership could be to delay or prevent a change of control of the company unless the terms are approved by such stockholders.

Issuance of additional common stock will dilute our existing shareholders' percentage ownership.

The future issuance of all or part of the remaining authorized common stock or preferred stock could result in substantial reduction in the percentage of our common stock held by our existing shareholders. No vote of the shareholders is required for the issuance of additional common stock or the designation and issuance of preferred stock. We may decide to issue common stock for future acquisitions, or other items, or may sell shares of our common stock at a price lower than the price paid by existing shareholders. Such issuance may have the effect of diluting the value of the shares held by our existing shareholders and might have a material adverse effect on any trading market, should a trading market develop for our securities.

Officers and directors may have limited liability and indemnity rights which will reduce the ability of our shareholders to hold our officers and directors liable for certain actions.


Our Bylaws provide that the company may indemnify its officers and directors against losses sustained or liabilities incurred which arise from any transaction in such officer's or director's respective managerial capacity unless such officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to members of the board of directors, officers, employees, or persons controlling the company pursuant to the provisions immediately above, the company has been informed that in the opinion of the Securities and Exchange Commission that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


Additional shares will be entering the market pursuant to Rule 144 without additional capital contribution which will result in an increase of the public float and could result in a concurrent reduction in the value of our issued and outstanding stock.

Pursuant to Rule 144 of the General Rules and Regulations of the Securities and Exchange Commission, after the expiration of the holding period certain shares of the company's common stock now restricted for trading will become eligible for trading in the public market without any additional payment therefore or increase to the company's capitalization. Possible or actual sales of the company's outstanding common stock by all or some of the present stockholders may have an adverse effect on the market price of the company's common stock should a public trading market develop. The additional availability of such shares to be traded in the public market would increase the company's "public float" without any corresponding increase in the its capital. In July 2000, the company issued 250,000 shares of common stock to individuals in an offering of its common stock through a private placement transaction in accordance with Regulation D, Rule 506 which the company believes exempts the offering from registration. The purchasers of those shares were eligible in July 2001 to start selling their shares on a limited basis and are subject to certain Rule 144 restrictions. The officers and directors of the company may also be permitted to sell shares on a limited basis subject to volume and percentage restrictions in accordance with Rule 144. The officers and directors as a group control 12,336,000 shares or 78.9% of the company's total issued and outstanding common stock.

Our common stock may be subject to penny stock regulation.

Currently, there is no public market for our common stock. If a market for our common stock develops and the price of the common stock falls below $5.00 per share, then the common stock may be considered "penny stock." Penny stocks generally are equity securities with a price of less than $5.00 per share other than securities registered on certain national securities exchanges or quoted on the Nasdaq Stock Market, provided that current price and volume information with respect to transactions in such securities is provided by the exchange or system. Our securities may be subject to "penny stock" rules that impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with their spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our securities.


Competition. Other larger companies with greater brand awareness and greater access to capital have an advantage over us for the resources necessary for the production and export of beef products. At the present time we are not aware of any small, development stage companies which engage in the industry within which we plan to operate. We believe that we will be able to compete in our industry through competitive pricing made possible through export assistance and government subsidy. We believe that we can obtain competitive pricing through the purchase of substantial amounts of beef. Specifically, the more beef purchased, the lower the price. The following factors may impact our ability to compete overseas:

     o European products. There are other areas of Europe which export beef into our target areas. This type of competition will always remain a factor in determining our potential market share and our potential revenues. Our internal projections provide for a reduced market share based on the market data and the export forecasts of the United States Department of Agriculture.

     o A change in United States governmental policy. Although it is very unlikely that the United States Government will change its policy toward the allied countries in the Persian Gulf area, any changes in the existing USDA subsidy programs which support United States Agricultural products and goods can severely impact our export projections. In our opinion, a drastic change in policy will harm our ability to earn revenues. However, we do not believe that any drastic policy change will occur considering the strategic importance and vital role the crude import from the Persian Gulf countries plays in the United States economy.

We will be subject to direct competition from larger companies which will likely lead to pricing pressures and reduced profit margins. In the beef export industry we will be competing directly with larger companies which have established business and greater financial resources. We may not be able to compete with larger and more established organizations and may face extreme difficulty entering the market. Competition will come from large companies such as ConAgra Meat Companies and Hudson Foods, to name just a few. The larger companies have established markets, and greater financial resources. In order to compete, we will likely be forced to lower our prices which will reduce our profit margins.

Distribution and Sales. United States exporters do business in the U.A.E. by employing the following sales and distribution methods:


     o    Selling directly to the end-user;
     o    Selling through an informal, nonexclusive re-seller arrangement;
     o    Selling through an agent/distributor;
     o    Establishing a presence through a joint venture; or
     o Authorizing a local firm to sell its products via licensing or franchising arrangements.


Re-seller arrangements avoid the legal problems associated with U.A.E. federal agency laws. Moreover, they are suitable for importation of products where local promotion and after-sales service are not factors. While re-seller relationships are common because they offer low-risk arrangements, they are also a passive, reactive form of marketing with very limited growth and profit potential. We do not plan to expend significant funds on marketing our proposed products. We believe that our success will not necessarily depend on our marketing efforts but will depend on our ability to establish industry contacts and build relationships with those contacts. In order to do this, we plan on using the industry contacts provided by our president, Carlton Fleming.

Distribution and Sales Channels - Agriculture. There are numerous food importers, many of whom are also wholesalers, distributors, and retailers. We intend to use all possible distribution channels for market penetration and to fully exploit the opportunity provided by U.A.E. as a major transhipment center. The United States Department of States reported in its U.A.E. country report that it is estimated that about 60 percent of total U.A.E. food imports are re-exported to other destinations, primarily other Gulf countries, India, Africa and, increasingly, the Commonwealth of Independent States.

Our future plans to increase our market share will depend upon our ability to exploit the available distribution channels taking into account the opportunities provided to exporters through U.A.E. Agency Law. The following extract from the United States Department of States briefly explains the aforementioned Agency Law:

    o Use of Agents/Distributors: Finding a Partner. All agents must be registered with the Ministry of Economy and Commerce. We believe that selection of the proper agent is the most important decision that the exporter can make. Agents may not be terminated, except with sufficient cause as determined by a government committee. In most cases, compensation to a terminated agent is required even if the committee rules against the agent and for the foreign firm. Only U.A.E. nationals or companies wholly owned by U.A.E. nationals can register with the Ministry of Economy and Commerce as local agents.


The terms and conditions of agency contracts vary greatly. Commissions and other forms of compensation typically depend on the amount of work required of the agent, and the company's sales volume. The agent's responsibilities and performance measures should be clearly defined. Agents may be appointed on a project basis, with the relationship restricted to that project and terminated automatically upon reward or completion.


We believe that establishing the geographic territory of an agent is critical. U.A.E. law automatically awards exclusivity to the agent in the geographic area covered by the agreement. An agent must have a presence and be licensed to operate in each emirate he does business in. There is no blanket license for the whole of the U.A.E. Consequently, United States exporters seeking U.A.E. coverage must appoint a separate agent for each emirate, or appoint a master agent with offices or sub-agents in each emirate. Virtually all of the most successful trading houses fall into the later category.

Our president, Carlton Fleming, has business associates who have relationships with potential vendors and distributors who could assist us in conducting our business, specifically, importing beef. However, we have not yet contacted the potential vendors and distributors and we have not yet taken any other steps to enter into arrangements with the potential vendors and distributors. We plan to contact the potential vendors and distributors before the end of the first quarter of 2002 or as we receive confirmation that we will receive funding. There is no guaranty that we will be able to negotiate or finalize agreements with such potential vendors and distributors. If we are unable to consummate negotiations with those potential vendors and distributors and if we are unable to secure alternative arrangements, our ability to earn revenues will be harmed.

Government Regulation. In order to conduct our planned business, we will need domestic approval. Such approval is attained by applying for and obtaining export certification. Certification is governed by a federal agency called "Food Safety and Inspection Service" or "FSIS". In order to obtain a FSIS certification, we must fill out an export application and an export certificate, and if necessary, additional documents as required by the importing country. Other documentation for verifying the information on the application or certification is only required if FSIS has concerns regarding the company or the information provided.

Our target market is an open market not subject to a quota system or any imposed limitation on import. The domestic governmental regulations that may impact the business include:

         o Changes to the USDA subsidy program. Changes to the USDA subsidy program may effect our operation if the United States government places restrictions on the amount of beef exported, or the amount of subsidy paid by the government. We do not expect such changes to occur.

         o Changes to the quality of United States beef. We believe that U.S. agricultural products, in general, and beef in particular, are among the best in the world. The USDA closely monitors all goods and agricultural products coming into the United States with the goal of reducing the possibility that U.S. products will be affected by any major cattle illness or agricultural disease. We do not believe that the quality of U.S. beef or agricultural products will be adversely affected by either illness or disease and that U.S. agricultural and beef products will retain its quality.

Except as stated herein, we do not believe that there are any other domestic or international governmental regulations which would impact our operations. Nor we are aware of any such regulations being proposed or considered.

Environmental laws impacting our operations. We do not believe there are any environmental laws which impact the exportation of U.S. meat products; nor are we aware of any such laws being proposed or discussed.

Employees. At present, our only employee's are our officers. Currently, Carlton Fleming, our president, devotes 100% of his time to our business. Messrs. McDaniel and Boaz contribute approximately 20% of their time to our business. Assuming that we begin exporting meat, we will need additional labor. We believe that Messrs. Fleming, McDaniel, and Boaz will meet our labor needs for the next twelve months unless we are able to raise sufficient funds to increase our business activities.

Facilities. Our executive, administrative and operating offices are located at 3020 Legacy Drive, Suite 100, Plano, Texas. Carlton Fleming, our president and a member of our board of directors, currently provides office space to us at no charge. We do not have a written lease agreement with Mr. Fleming nor do we believe that Mr. Fleming expects to be reimbursed for providing office space.

Item 2. Management's Discussion and Analysis and Plan of Operation.

Information in this registration statement contains "forward looking statements" which can be identified by the use of forward-looking words such as "believes", "estimates", "could", "possibly", "probably", "anticipates", "estimates", "projects", "expects", "may", "will", or "should" or other variations or similar words. No assurances can be given that the future results anticipated by the forward-looking statements will be achieved. The following matters constitute cautionary statements identifying important factors with respect to those forward-looking statements, including certain risks and uncertainties that could cause actual results to vary materially from the future results anticipated by those forward-looking statements. Among the key factors that have a direct bearing on our results of operations are the effects of various governmental regulations, the fluctuation of our direct costs and the costs and effectiveness of our operating strategy. Other factors could also cause actual results to vary materially from the future results anticipated by those forward-looking statements.


Plan of operation for the next twelve months.  [material omitted]

Over the next twelve months we plan to focus on the following:

      o Locating and negotiating purchase agreements with local vendors and meatpacking plants for the purpose of securing a supply commitment to meet our initial export requirements;

      o Securing export contracts by finalizing negotiations and signing agreements with overseas buyers;

      o Hiring and training staff to effectively and efficiently support the company function and operation activity; and

      o Developing an internal control system and implement an information system.


Given our limited financial resources, in order to finance our developmental activities over the next 12 months we will have to rely on any SBA loans that we are able to arrange, government subsidies, sales of our securities and loans from directors. As discussed above, we intend to apply for a SBA loan under the International Trade Program.

We believe that we meet the requirements for obtaining a SBA International Trade Assistant loan. As a result, we plan to initially seek a $375,000 loan and anticipate that we may seek up to $1.2 million from the SBA for a combination of fixed-asset (facilities and equipment) financing and Export Working Capital. We are currently in the process of completing the SBA application and anticipate submitting the application within the next two months. In general, the SBA can guarantee up to $1,250,000 for a combination of fixed-asset (facilities and equipment) financing and Export Working Capital Program ("EWCP") assistance. We plan on initially applying for a $375,000 loan and may eventually apply for up to $1,200,000 depending on our needs and financial condition.

In order to be eligible for an SBA loan, we must establish that the loan will significantly expand or develop an export market, is currently adversely affected by import competition, will upgrade equipment or facilities to improve competitive position, or we must be able to provide a business plan that reasonably projects export sales sufficient to cover the loan. The SBA decides on a case-by-case basis. In order to determine eligibility, the SBA typically reviews the corporate structure of the business, whether the business is truly a "small business" and the proposes use of the loan proceeds. The SBA will look at other less important factors depending on the particular business. The typical terms of an SBA loan are: if term of loan is under seven years, maximum interest rate not to exceed 2.25 percent over the prime rate; if term of the loan is seven years or over, the maximum rate will not exceed 2.75 percent over the prime rate.

We anticipate that we will need approximately $375,000 to begin exporting on a limited basis. We expect the $375,000 will come from one, or a combination of, the following sources: SBA loan (as discussed above), funds raised from the sale of our capital stock and/or loans from our president, Carlton Fleming. We anticipate that our president will assist us in paying our expenses until we are able to raise additional working capital. We believe that our president will assist in paying our expenses because he owns a significant percentage of our issued and outstanding common stock. However, there is no guarantee that our president will assist us in paying our expenses. He has not formally committed to pay our expenses. As previously discussed, we are also in the process of completing an application for a SBA loan. At this time the application has not been submitted to the SBA for approval.

We cannot guaranty that we will have access to the capital markets in the future, or that financing will be available on acceptable terms to satisfy our cash requirements needed to implement our business strategies. Our inability to access the capital markets or obtain acceptable financing could have a material adverse effect on our ability to earn revenues. To the extent that additional capital is raised through the sale of our capital stock, the issuance of such securities could result in dilution of our stockholders. We cannot guaranty that additional funding will be available on favorable terms. If adequate funds are not available within the next 12 months, we may be required to limit our proposed business or to obtain funds through entering into arrangements with collaborative partners already in the beef export business.

We do not anticipate expending significant funds on marketing. However, we are exploring the possibility of marketing and selling our proposed products over the Internet. We have not yet formulated or finalized any plans, however, and have not done a cost analysis as any such plans are extremely preliminary. We anticipate that we will use $150,000 of the $375,000 for the purchase of beef for export and the remainder for general working capital such as storage expense, salaries, supplies, etc.

Pricing and expected revenues. The average price for the imported frozen bovine meat in the United Arab Emirates averaged $2.65 a pound, or $6,500 per metric ton. We expect the prices to remain at that level during the year 2002. However, our final export price will depend upon the amount of subsidy provided by the USDA under the existing bid and quota system. We will need additional funds to implement our business plan. We are in the early stages of applying for a $375,000 loan from the SBA's International Trade Loan Program. We may seek up to $1,200,000 depending on our capital needs and financial condition. In our opinion, based on a shipping time of approximately six weeks, and receipt of payment for the product shipped, we believe that we will have the ability to earn enough capital to move forward with our business strategy as soon as we obtain the necessary funding. We can give no assurances that we will obtain sufficient financing on terms favorable to us.


For the year ended December 31, 2000.


Liquidity and Capital Resources. We had cash of $421 as of December 31, 2000. As of December 31,2000, our total assets were $152,768. Our assets at December 31, 2000 consisted primarily of farm equipment valued at $89,612, buildings valued at $26,653 and leasehold improvements valued at $52,746.

As of December 31, 2000, we had liabilities of $37,987. At December 31, 2000 our assets exceeded our liabilities by $114,781.

Results of Operations.

Revenues. During the year ended December 31, 2000, we realized revenues of $528,085 from consulting services provided by our president, Carlton Fleming. During the year ended December 31, 1999, we realized revenues of $215,643 from consulting services provided by our president, Carlton Fleming.

Operating Expenses. Our total expenses were $570,315 for the year ended December 31, 2000 compared to total expenses of $120,688 for the year ended December 31, 1999. Those expenses included expenses for: consulting expenses ($94,264 for 2000 and $23,731 for 1999); officer salary and expenses ($343,072 for 2000 and $44,678 for 1999); professional fees ($49,060 for 2000 and $7,337 for 1999); and
lease expense ($33,455 for 2000 and $12,290 for 1999). The expenses for office salary increased from 1999 to 2000 due to the increase efforts of our president, Mr. Fleming, and the increase in salaries paid to Mr. Fleming. The professional fees increased from 1999 to 2000 due to increased legal and accounting fees. For the year ended December 31, 2000, we experienced a net loss of $42,230 compared to a net profit of $94,955 for the year ended December 31, 1999. The difference between the net loss in 2000 and the net income in 1999 was primarily due to increased officer salaries and related expenses and an increase in consulting expenses and professional fees.

For the nine month period ended September 30, 2001.


Liquidity and Capital Resources. We had cash of $2,169 as of September 30, 2001. As of September 30, 2001, our total assets were $143,425. Our assets at September 30, 2001 consisted primarily of farm equipment valued at $89,612, buildings valued at $26,653 and leaseholder improvements valued at $52,746.

As of September 30, 2001, we had liabilities of $39,320. At September 30, 2001 our assets exceeded our liabilities by $104,105.

Results of Operations.

Revenues. During the nine month period ended September 30, 2001, we realized revenues of $28,267 from consulting services provided by our president, Carlton Fleming. During the nine month period ended September 30, 2000, we realized revenues of $539,585 from consulting services provided by our president, Carlton Fleming.

Operating Expenses. Our total expenses were $44,443 for the nine month period ended September 30, 2001 compared to total expenses of $532,944 for the nine month period ended September 30, 2000. Our reduced expenses for the corresponding periods was primarily due to reduced expenses for consulting services, reduced officers salaries and expenses, reduced professional fees and vehicle expenses and reduced general and administrative expenses. For the nine month period ended September 30, 2001, we experienced a net loss of $10,676 compared to net income of $6,641 for the nine month period ended September 30, 2000. Although we had significantly more expenses for the nine month period ended September 30, 2000, that was offset by the increased revenues in 2000, ultimately resulting in net income.

We have not engaged in any exporting activities to date. Our only revenues have been derived from the general business consulting services provided by our president, Mr. Fleming, to other businesses. There can be no assurances that Mr. Fleming will be able to generate revenues in the future from his consulting services. In fact, should be successful in raising sufficient capital through loans or otherwise, we plan to completely discontinue our business consulting services and focus entirely on our proposed exporting activities. There is also no guarantee that we will be able to generate revenues from our proposed exporting activities.

During the fiscal year ended December 31, 2000, we issued 250,000 shares of our common stock for $25,000 to 3 shareholders in a private placement of our common stock under Regulation D, Rule 506 of the 1933 Securities and Exchange Act which we believe was exempt from registration in accordance with the provisions of
Section 4(2).

We may seek additional funding through public or private sales of our securities, including equity securities, or through commercial or private financing arrangements. However, adequate funds, whether through financial markets or collaborative or other arrangements with corporate partners or from other sources, may not be available when needed or may not be available on terms acceptable to us. In the event that we are not able to obtain additional funding on a timely basis, we may be required to scale back any proposed operations or eliminate certain of our proposed programs, either of which could have a material adverse effect on our ability to earn revenues.

Item 3.  Description of Property.


We lease 256 acres of farmland with Bermuda Grass located five miles south of Windom, Texas from our president, Carlton Fleming, at a cost of $1,800 per month. The property includes a 60x120x16 building that is used for offices and storage space. The lease agreement allows the company to use the land for grazing cattle and export operations.

               Property                         September 30, 2001
               --------                         -------------------

 Cash and equivalents                                 $2,169


 Property and Equipment, net                         $141,256


Item 4.  Security Ownership of Certain Beneficial Owners and Management.

The following table sets forth certain information regarding the beneficial ownership of the stock of the company as of September 30, 2001, by each shareholder who is known by us to beneficially own more than 5% of our outstanding common stock, by each director and by all executive officers and directors as a group.

                                                           Nature of Ownership
                                                                  and
                               Name and Address of          Number of Shares             Percentage of
 Title of Class                  Beneficial Owner                Owned                       Class
------------------        ----------------------------    ----------------------       -----------------
                          Carlton Fleming
 Common Stock             3020 Legacy Drive,Suite 100,    12,000,000
 Par Value $.001          Plano, Texas 75023              President, Director                76.8%

 Common Stock             Dane McDaniel                   168,000
 Par Value $.001          17 Belaire Ct.                  Secretary, Treasurer,
                          Truesdale,  MO 63383            Director                            1%

                          Casey Boaz
 Common Stock             RR1 Box 45B                     168,000
 Par Value $.001          Birchtree, MO. 65438            Director                            1%

 Common Stock
 Par Value $.001          All Officers and Directors as
                          a Group                         12,336,000                         78.9%

Change in Control. We are not aware of any arrangements which may result in "changes in control" as that term is defined by the provisions of Item 403 of Regulation S-B.

Item 5.   Directors, Executive Officers, Promoters and Control Persons.

The following chart lists all of our officers and directors:
------------------------------------------------------------

 Name                        Age                 Position

 Carlton Fleming              39           president, director

 Dane McDaniel                32          secretary, treasurer,
                                                 director

 Casey Boaz                   30                 director


Mr. Carlton Fleming, age 39, is our president and a member of our board of directors. Mr. Fleming has held this position since the company's inception. From 1987 until 1992, Mr. Fleming was a branch manager for J.W. Gant, a securities broker-dealer. From 1992 until 1996, Mr. Fleming was the branch manager for LaJolla Capital Corporation, a securities broker-dealer, until he co-founded Lloyd Wade Securities, Inc. Mr. Fleming retired from the securities industry in 1996. Since his retirement, Mr. Fleming has held the position of president of D & C Holdings, a privately held Texas corporation that conducted business as a pre-owned automobile dealer, and R & F Enterprises, Inc., a privately held Texas corporation that owned multiple health and tanning salons. Mr. Fleming currently dedicates 100% of his time to our business.

Mr. Dane McDaniel, age 32, is our secretary, treasurer and a member of our board of directors. Mr. McDaniel has been an officer and director of the company since 1997. From 1992 until present, Mr. McDaniel has held various positions with Hussmann Manufacturing, a company that manufactures refrigerated coolers. Mr. McDaniel does free-lance accounting and bookkeeping for various companies. Mr. McDaniel dedicates approximately 20 hours per week to the operations of the company.

Mr. Casey Boaz, age 30, is a member of our board of directors. Mr. Boaz was also one of our original founders. He has 7 distinguished years of service in the United States Navy from 1989-1996. Mr. Boaz is also a Gulf War veteran. He has a BS/BA in management from Troy State University. Mr. Boaz has experience in estate planning and trust preparation, investment banking and auditing. From 1997 to 1999, he was with Metlife where he held a Series 6 license and an insurance license. From 1999 to 2000, Mr. Boaz was with Union Planners Investments where he held a Series 6, 7 and insurance license. He was employed with First Star Bank from 2000, where he held a Series 6, 7 and insurance license, until he purchased his current business in early 2001. He currently owns and operates Cole Youngers, a hardware and lumber company in southern Missouri. Mr.Boaz dedicates approximately 20 hours per week to our operations.


The directors of the company will serve in their capacity on an annual basis subject to a shareholder vote and approval at the annual meeting of the company.

Item 6. Executive Compensation.

The table set forth below summarizes the annual and long-term compensation for services in all capacities to us for the year ended payable to our president and our other executive officers whose total annual salary and bonus exceeded $50,000 during the year ending December 31, 2001. Our Board of Directors may adopt an incentive stock option plan for our executive officers, which would result in additional compensation.

                           SUMMARY COMPENSATION TABLES
                           ---------------------------

 Name and Principal                   Salary                       Bonus                 Other Annual
 Position                            2001 2000                   2001 2000                Compensation
 --------                            ---------                   ---------                ------------
 Carlton Fleming
 President                    $ 22,000      $348,046         -0-            -0-               -0-

 Dane McDaniel
 Secretary/Treasurer             -0-          -0-            -0-            -0-               -0-

 Casey Boaz
 Director                        -0-          -0-            -0-            -0-               -0-


Our directors who are also our employees do not receive compensation for being our directors.

The persons serving as our officers and directors have existing responsibilities and, in the future, may have additional responsibilities, to provide management and services to other entities in addition to us. As a result, conflicts of interest between us and the other activities of those persons may occur from time to time. We can not guarantee that any conflicts will resolved in favor of the company. Moreover, neither our Articles of Incorporation nor our Bylaws proscribe a procedure for resolving conflicts of interest.


Item 7.  Certain Relationships and Related Transactions.

We lease 256 acres of land from our president, Mr. Carlton Fleming, for a fee of $1,800 per month. Mr. Fleming also provides office space to us at no charge.


Our president, Carlton Fleming, has advanced the Company $30,223 as of September 30, 2001. The debt to Mr. Fleming has been classified as a current liability with a maturity date of December 31, 2002 and does not contain an interest provision. We have used the funds for general working capital.

In the opinion of management, we believe that the terms of the transactions discussed in this section were as favorable for the company as what could have been obtained from unrelated third parties through arms-length negotiations.


Item 8.  Description of Securities.


Increase in authorized capital. Our authorized capital originally consisted of 1,240 shares of common stock with a par value of $0.001 and no preferred stock authorized. On May 19, 2000, we amended our Articles of Incorporation increasing our authorized capital to 100,000,000 shares of common stock with a par value of $0.001 and 20,000,000 shares of preferred stock with a par value of $0.001.

Our common stock. The holders of common stock:

         o Have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by our board of directors;

         o Are entitled to share ratably in all of the assets of the company available for distribution to holders of common stock upon liquidation, dissolution or winding up of the affairs of the company;

         o Do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights applicable thereto; and

         o Are entitled to one cumulative vote per share on all matters on which stockholders may vote.

All shares of our common stock now outstanding are fully paid for and non assessable.


In July 2000 we issued 250,000 shares of our common stock in a private placement, which we believe satisfies 4(2) of the Securities Act of 1933 in accordance with Regulation D, Rule 506, to 3 accredited investors for total proceeds of $25,000.

Stock splits. On May 19, 2000, we authorized a forward stock split of 4000 to 1. Immediately prior to the stock split, we had 1,240 shares of common stock issued and outstanding. Immediately following the stock split we had 4,960,000 shares of our common stock issued and outstanding.

On October 12, 2000 our board of directors authorized a 3 to 1 forward split of our common stock. Our total issued and outstanding common stock immediately prior to the stock split was 5,210,000 shares of common stock. Our total issued and outstanding common stock immediately following the stock split was 15,630,000 shares of our common stock.


                                     PART II

Item 1. Market Price of and Dividends on the Registrants Common Equity and Other Shareholder Matters.


Common Stock. Our common stock is not currently trading on any exchange. It is anticipated that we will apply for trading on the Over the Counter Bulletin Board maintained by National Association of Securities Dealers, Inc. as soon as this registration statement is declared effective by the Securities and Exchange Commission. We currently have approximately 41 shareholders holding our common stock.


Dividend Policy. We have never declared or paid a cash dividend on our capital stock. We do not expect to pay cash dividends on our common stock in the foreseeable future. We currently intend to retain our earnings, if any, for use in our business. Any dividends declared in the future will be at the discretion of our board of directors.


Stock Splits. In May 2000 our Board of Directors authorized a 4000 to 1 forward stock split. In October 2000 our Board of Directors authorized an additional forward stock split of 3 to 1. The stock splits were effectuated in anticipation of our application for a listing on the Over the Counter Bulletin Board. We expect to make such application when, and if, this registration statement is declared effective by the Securities and Exchange Commission.


Transfer Agent. We anticipate using the service of Pacific Stock Transfer located in Las Vegas Nevada at 5844 S. Pecos Road, Suite D. Las Vegas, NV 89120


Reports to Stockholders. We are considered a "reporting company". As such, we plan to furnish our shareholders with annual reports for each fiscal year containing financial statements audited by our independent public accountants and quarterly reports with unaudited, auditor-reviewed financial statements for each fiscal quarter. We are also required to comply with the reporting requirements of the Securities Exchange Act of 1934.

Item 2. Legal Proceedings.

We are not currently, nor have we been since inception, a party to any legal proceedings, nor do we believe any are threatened or imminent.

Item 3. Changes in and Disagreements with Accountants.

There have been no changes in or disagreements with our accountants since our formation required to be disclosed pursuant to Item 304 of Regulation S-B.

Item 4. Recent Sales of Unregistered Securities.

There have been no sales of unregistered securities within the last three (3) years which would be required to be disclosed pursuant to Item 701 of Regulation S-B, except for the following:


On or about August 2, 2000, we issued 250,000 shares of our common stock for $0.10 per share. The shares were issued in a transaction which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of that act and Rule 506 of Regulation D promulgated pursuant to that act by the Securities and Exchange Commission. Specifically, the offer was made to "accredited investors", as that term is defined under applicable federal and state securities laws, and no more than 35 non-accredited investors. The value of the shares was arbitrarily set by us and had no relationship to our assets, book value, revenues or other established criteria of value. There were no commissions paid on the sale of those shares. The net proceeds to us were $25,000. All three purchasers of shares of our common stock were business associates, personal friends or family members of our president, Carlton Fleming.

On or about February 4, 1997, we issued 7 shares of our $0.001 par value common stock to the following individuals in transactions which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The individuals, number of shares and value of the of the services provided are as follows (all share amounts reflect the forward splits of 4000 to 1 and 3 to 1): Ladonna Richardson was issued 12,000 shares valued at $12.00; Ron Terranova was issued 12,000 shares valued at $12.00; Arlin Mees was issued 12,000 shares valued at $12.00; Craig Johnson was issued 12,000 shares valued at $12.00; Leta Christian was issued 12,000 shares valued at $12.00; Dave Cawthon was issued 12,000 shares valued at $12.00; and Addie McConachie was issued 12,000 shares valued at $12.00. The shares were issued for consulting services.

On or about December 5, 1996, we issued 18 shares of our $0.001 par value common stock to the following individuals in transactions which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The individuals, number of shares and value of the of the services are as follows (all share amounts reflect the forward splits of 4000 to 1 and 3 to 1): Maria Morado was issued 36,000 shares valued at $36.00; Tammy Hayes was issued 36,000 shares valued at $36.00; Carmen Meissner was issued 36,000 shares valued at $36.00; Orlando Robinson was issued 36,000 shares valued at $36.00; Bradley Morris was issued 36,000 shares valued at $36.00; and Todd Broadway was issued 36,000 shares valued at $36.00. The shares were issued for consulting services.

On or about October 10, 1996 we issued 55 shares of our $0.001 par value common stock to the following individuals in transactions which we believe satisfies the requirements of that certain exemption from the registration and prospectus delivery requirements of the Securities Act of 1933, which exemption is specified by the provisions of Section 4(2) of the Securities Act of 1933, as amended. The individuals, number of shares and value of the of the services are as follows (all share amounts reflect the forward splits of 4000 to 1 and 3 to 1): Ellen Hartwig was issued 60,000 shares valued at $60.00; Dell Covington was issued 60,000 shares valued at $60.00; Ralph Rodroguez was issued 60,000 shares valued at $60.00; Richard Chichakli was issued 60,000 shares valued at $60.00; Jeff Bay-Anderson was issued 60,000 shares valued at $60.00; John Murphy was issued 60,000 shares valued at $60.00; Bill Hopkins was issued 60,000 shares valued at $60.00; Norma Ballard was issued 60,000 shares valued at $60.00; Joy Brown was issued 60,000 shares valued at $60.00; Lori Burden was issued 60,000 shares valued at $60.00; and Sandra Strickland was issued 60,000 shares valued at $60.00. The shares were issued for general business consulting and accounting services.


Item 5. Indemnification of Directors and Officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to members of the board of directors, officers, employees, or persons controlling the company pursuant to the immediately subsequent provisions, the company has been informed that in the opinion of the SEC that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.


Our Bylaws currently provide for indemnification if our officers and directors. Pursuant to our Bylaws, we are permitted to indemnify our officers and directors against losses sustained or liabilities incurred which arise from any transaction in such officer's or director's respective managerial capacity unless such officer or director violates a duty of loyalty, did not act in good faith, engaged in intentional misconduct or knowingly violated the law, approved an improper dividend, or derived an improper benefit from the transaction. [material omitted]


                                    PART F/S

Item 1. Financial Statements.

Index to Financial Statements
-----------------------------                                                                       PAGE
                                                                                                 ----------
INDEPENDENT AUDITORS' REPORT                                                                        F-1

AUDITED BALANCE SHEET FOR THE PERIOD ENDING DECEMBER 30, 2000 AND 1999.                             F-2

AUDITED STATEMENT OF OPERATIONS  FOR THE PERIOD ENDING DECEMBER 31, 2000 AND 1999                   F-3

AUDITED STATEMENT OF STOCKHOLDERS' EQUITY FOR THE PERIOD ENDING DECEMBER 31, 2000                   F-4

AUDITED STATEMENT OF CASH FLOWS FOR THE PERIOD DECEMBER 31, 2000 AND 1999                           F-5

NOTES TO  FINANCIAL STATEMENTS                                                                  F-6 to F-10

UNAUDITED BALANCE SHEET FOR THE PERIOD ENDING SEPTEMBER 30, 2001                                    F-11

UNAUDITED STATEMENT OF OPERATIONS                                                                   F-12

UNAUDITED STATEMENT OF CASH FLOWS                                                                   F-13

NOTES TO  FINANCIAL STATEMENTS                                                                  F-14 to F-18

Cobra Financial Services, Inc.

                             INDEPENDENT AUDITOR'S REPORT

I have audited the accompanying balance sheet of Cobra Financial Services, Inc. (Company) as of December 31, 2000 and the related statement of operations, statement of stockholders' equity, and the statement of cash flows for the years ended December 31, 2000 and 1999. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these statements based on my audit.

I conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2000 and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered losses from operations that raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to those matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                 S/ Clyde Bailey
                                Clyde Bailey P.C.
San Antonio, Texas
May 12, 2001

                         COBRA FINANCIAL SERVICES, INC.
                                  Balance Sheet
                             As of December 31, 2000


                               A S S E T S
                               -----------

Current Assets
--------------
        Cash                                                  $                421
                                                              ---------------------
              Total Current Assets                                                                   421
                                                                                     --------------------

Fixed Assets
------------
        Farm  Equipment                                                     89,612
        Buildings                                                           26,653
        Leasehold Improvements                                              52,746
                                                              ---------------------
                                                                           169,011
        Less: Accumulated Depreciation                                     (16,664)
                                                              ---------------------

        Total Fixed Assets                                                                       152,347
                                                                                     --------------------
        Total Assets                                                                           $ 152,768
                                                                                     ====================

                          L I A B I L I T I E S
                          ---------------------

Current Liabilities
-------------------
      Deferred Income Tax Payable                                           11,262
      Note Payable - Related Party                                          26,725
                                                              ---------------------
      Total Current Liabilities                                                                   37,987
                                                                                     --------------------
      Total Liabilities                                                                           37,987

Comitments and Contingencies                                                                           -

                S T O C K H O L D E R S ' E Q U I T Y
                -------------------------------------

Preferred Stock
   20,000,000 authorized shares, par value $.001
   no shares issued and outstanding
Common Stock                                                                                      15,630
   100,000,000 authorized shares, par value $.001
   15,630,000 shares issued and outstanding
Additional Paid-in-Capital                                                                        14,330
Accumulated Surplus                                                                               84,821
                                                                                     --------------------
           Total Stockholders' Equity (Deficit)                                                  114,781
                                                                                     --------------------
           Total Liabilities and Stockholders' Equity                                $           152,768
                                                                                     ====================






                The accompanying notes are integral part of the
                       Consolidated Financial Statements.

                        COBRA FINANCIAL STATEMENTS, INC.
                             Statement of Operations


                                                              --------------------------------------
                                                                       For the Years Ended
                                                                           December 31
                                                              --------------------------------------
                                                                    2000                1999
                                                              ------------------  ------------------
Revenues:
---------
Revenues                                                                528,085             215,643
                                                              ------------------  ------------------
            Total Revenues                                            $ 528,085           $ 215,643

Expenses:
---------
Consulting Expenses                                                      94,264              23,731
Officer Salary and Expenses                                             343,072              44,678
Professional Fees                                                        49,060               7,337
Lease Expense                                                            33,455              12,290
Vehicle Expenses                                                         14,358              12,195
Property Taxes                                                            3,509                 699
Depreciation Expense                                                     12,664               4,000
Utilities                                                                 1,647               2,408
Other Expenses                                                           18,286              13,350
                                                              ------------------  ------------------
             Total Expenses                                             570,315             120,688

Net Income (Loss) from Operations                             $         (42,230)  $          94,955

Provision for Income Taxes:
      Income Tax Benefit (Expense)                                       14,358             (32,285)
                                                              --------------------------------------
        Net Income (Loss)                                     $         (27,872)  $           62,670
                                                              ==================  ==================


Basic and Diluted Earnings Per Common Share                                 Nil                 Nil
                                                              ------------------  ------------------

Weighted Average number of Common Shares                             15,500,500          15,380,000
    used in per share calculations  *                         ==================  ==================










                The accompanying notes are integral part of the
                       Consolidated Financial Statements.

                         COBRA FINANCIAL SERVICES, INC.
                        Statement of Stockholders' Equity
                             As of December 31, 2000



                                                              $0.001           Paid-In        Accumulated     Stockholders'
                                            Shares          Par Value          Capital          Surplus           Equity
                                        ---------------   ---------------  ----------------  ---------------  ---------------
Balance, January 1, 1999                         1,240    $            1   $          4,959  $        50,023  $        54,983

Net Income  (Loss)                                                                                    62,670           62,670
                                        ---------------   ---------------  ----------------  ---------------  ---------------
Balance, December 31, 1999                       1,240                 1              4,959          112,693          117,653

   May 2000
  Forward Stock Split 4000/1                 4,958,760             4,959             (4,959)
  July 2000

 Issuance of Common Stock for Cash             250,000               250             24,750                            25,000

  October 2000
  Forward Stock Split 3/1                   10,420,000            10,420           (10,420)                                 -

Net Income  (Loss)                                                                                   (27,872)         (27,872)
                                        ---------------   ---------------  ----------------  ---------------  ---------------
Balance December 31, 2000                   15,630,000    $       15,630   $        14,330   $        84,821  $       114,781
                                        ===============   ===============  ================  ===============  ===============





                The accompanying notes are integral part of the
                       Consolidated Financial Statements.

                         COBRA FINANCIAL SERVICES, INC.
                             Statement of Cash Flows

                                                     -------------------------------------------
                                                                 For the Year Ended
                                                                    December 31
                                                     -------------------------------------------
                                                            2000                   1999
                                                     --------------------  ---------------------
Cash Flows from Operating Activities:
-------------------------------------
      Net Income (Loss)                               $          (27,872)  $             62,670

      Changes in operating assets and liabilities:
              Depreciation                                        12,664                  4,000
              Deferred Income Taxes                              (21,023)                32,285
              Other Liabilities                                        -                      -
                                                     --------------------  ---------------------

              Total Adjustments                                   (8,359)                36,285
                                                     --------------------  ---------------------

Net Cash Used in Operating Activities                $           (36,231)  $             98,955


Cash Flows from Investing Activities:
-------------------------------------
      Fixed Assets                                               (41,951)              (127,060)
                                                     --------------------  ---------------------

Net Cash Used in Investing Activities                $           (41,951)  $           (127,060)
                                                     --------------------  ---------------------

Cash Flows from Financing Activities:
-------------------------------------
      Note Payable - Related Party                                26,725                 54,983
      Common Stock                                                25,000                      -
                                                     --------------------  ---------------------

Net Cash Provided for Financing Activities           $            51,725   $                  -
                                                     --------------------  ---------------------

Net Increase (Decrease) in Cash                      $           (26,457)  $            (28,105)

Cash Balance,  Begin Period                                       26,878                      -
                                                     --------------------  ---------------------

Cash Balance,  End Period                            $               421   $             26,878
                                                     ====================  =====================


Supplemental Disclosures:
      Cash Paid for interest                                           -                      -
      Cash Paid for income taxes                                       -                      -







                The accompanying notes are integral part of the
                       Consolidated Financial Statements.

                        COBRA FINANCIAL SERVICES, INC.
                         Notes to Financial Statements



Note 1  -  Summary of Significant Accounting Policies
-----------------------------------------------------

Organization
------------

Cobra Financial Services Inc. ("the Company") was incorporated under the laws of the State of Texas on September 16, 1996 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Texas. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 15,630,000 shares issued and outstanding as of December 31, 2000. On May 10, 2000, an amendment to the Articles of Incorporation was filed with the Texas Secretary of State to increase the authorized common share to 100,000,000, authorized 20,000,000 in preferred stock, and change the par value to $.001 for both classes of stock. Prior to 1999, the Company was involved in limited business consulting.

Revenue
-------

Revenue consists of general business consulting fees relating to services performed by the Company. The Company records revenue when the service is completed based on the accrual method of accounting.

During 2000, the Company adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows.

Fixed Assets
------------

Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

         The estimated useful lives are as follows:

           Farm Equipment                7 years
           Leasehold Improvements       25 years
           Buildings                    40 years

Depreciation expense for the years ended December 31, 2000 and 1999 was $12,664 and $4,000, respectively.

Federal Income Tax
-------------------

The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.

                         COBRA FINANCIAL SERVICES, INC.
                         Notes to Financial Statements


Note 1  -  Summary of Significant Accounting Policies (con't)
-------------------------------------------------------------

Use of Estimates
----------------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
------------------

The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------

The Company adopted Financial Accounting Standards (SFAS) No. 128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods.

Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Fair Value Of Financial Instruments
-----------------------------------

The carrying value of financial instruments including marketable securities, notes and loans receivables, accounts payable and notes payable approximate their fair values at December 31, 2000.

Long-Lived Assets
-----------------

Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets to be Disposed of " requires, among other things, impairment loss of assets to be held and gains or losses from assets that are expected to be disposed of be included as a component of income from continuing operations before taxes on income.

Comprehensive Income
--------------------

Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to

                         COBRA FINANCIAL SERVICES, INC.
                         Notes to Financial Statements


Note 1  -  Summary of Significant Accounting Policies (con't)
-------------------------------------------------------------

owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
-------------------------------------------------

Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Recent Accounting Pronouncements
--------------------------------

In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" ("SFAS No 133") which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 133, as extended by SFAS No. 137 and amended by SFAS No. 138, is effective for the first quarter of 2001 all fiscal quarters beginning after June 15, 2000. The Company does not expect adoption of SFAS No. 133 to have an effect on its financial statements.


In December 1999, the Securities and Exchange Commission issues Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 are effective for transactions beginning in fiscal year after September 30, 2000. The Company does not expect adoption of SAB 101 to have an effect on its financial statements.

                         COBRA FINANCIAL SERVICES, INC.
                         Notes to Financial Statements


Note 2  -  Common Stock
------------------------

In May of 2000, the Company approved a 4000 to 1 forward split of the outstanding common stock. At the time of the forward split there were a total of 1,240 shares outstanding.

In July of 2000, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemption afforded be sections 4 (2) and 3(b) of the Act and Regulation D, Rule 506 promulgated there under. The Company sold 250,000 shares of common stock at a price of $.10 per share for a total amount raised of $25,000.

On the 12th day of October 2000, the Company approved a thee to one (3/1) forward split of the outstanding stock. At the time of the forward split there were a total of 5,210,000 shares outstanding.

Note 3  -  Related Parties
---------------------------

Officer Salary and Expenses - Carlton Fleming received salary and expenses in the amount of $343,072 and $44,678 for the years ended December 31, 2000 and 1999, respectively.

Also, Carlton Fleming advanced the Company a total of $26,725 in 2000 that is recorded as Note Payable - Related Party.

The company neither owns nor leases any real property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts

Note 4 - Organization Costs
----------------------------

The Company has incurred legal, accounting and other formation costs. During the years ended December 31, 2000 and 1999, these costs were charged to operations in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities". It requires most start-up activities to be expenses to operations as incurred.

Note 5 - Income Taxes
---------------------

Deferred income taxes arise from temporary differences resulting from the Company's subsidiary utilizing the cash basis of accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes.

                         COBRA FINANCIAL SERVICES, INC.
                         Notes to Financial Statements


Note 6  -  Leases
-----------------

The Company leases 256 acres of farm land in Fannin County Texas for its planned farming operations The lease dated August of 1999 calls for a monthly lease payment of $2,000 per month and expires in April 2002. The Company also lease some equipment on a short-term or month-to-month basis to improve the farm land. At December 31, 2000, future minimum lease payments under these operating lease is as follows:

                      2001                      $ 24,000
                      2002                        20,000

Total rent expense for the year ended December 31, 2000 is $ 33,455.

Note 7 - Going Concern
-----------------------

The accompanying financial statements have been prepared in conformity with principles of accounting applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company's revenue has decreased subsequent to the year ended December 31, 2000 and has not yet generated sufficient working capital to support its operations. The Company's ability to continue as a going concern is dependent, among other things, on its ability to reduce certain costs, obtain new contracts and additional financing and eventually, attaining a profitable level of operations.

It is management's opinion that the going concern basis of reporting its financial condition and results of operations is appropriate at this time. The Company plans to increase cash flows and take steps towards achieving profitable operations through its business plan, and through the merger with or acquisition of profitable operations.

Note 8 - Notes Payable - Related Party
---------------------------------------

The major shareholder, Carlton Fleming has advanced the Company $26,725 as of December 31, 2000. The note is classified as a current liability with a maturity date of December 31, 2001 and does not contain an interest provision.

Note 9  -  Subsequent Events
-----------------------------

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                          Cobra Financial Services Inc.
                                 Balance Sheets
                                   (Unaudited)

                                                               September 30     December 31
                                                                   2001            2000
                                                               -------------   -------------
                                   A S S E T S
                                   -----------
Current Assets:
---------------
Cash                                                            $     2,169     $       421
                                                               -------------   -------------
          Total Current Assets                                        2,169             421

Fixed Assets:
-------------
Farm Equipment                                                       89,612          89,612
Buildings                                                            26,653          26,653
Leasehold Improvements                                               52,746          52,746
Accumulated Depreciation                                            (27,755)        (16,664)
                                                               -------------   -------------
          Total Fixed Assets                                        141,256         152,347
                                                               -------------   -------------

          Total Assets                                          $   143,425     $   152,768
                                                               =============   =============


        L I A B I L I T I E S A N D S T O C K H O L D E R S ' E Q U I T Y
     -----------------------------------------------------------------------

Current Liabilities
-------------------
Accrued Expenses                                                $     3,335     $         -
Deferred Income Tax Payable                                           5,762          11,262
Note Payable - Related Party                                         30,223          26,725
                                                               -------------   -------------
          Total Current Liabilities                                  39,320          37,987

Commitments and Contigencies                                              -               -
----------------------------

Stockholders' Equity
--------------------
Preferred Stock, $.001 par value, 20,000,000 shares                       -               -
     authorized;  none issued and outstanding
Common stock, $.001 par value, 100,000,000 shares                    15,630          15,630
     authorized;  15,630,000 shares issued and
     outstanding
Additional paid-in capital                                           14,330          14,330
Accumulated surplus                                                  74,145          84,821
                                                               -------------   -------------

          Total Stockholders' Equity                                104,105         114,781
                                                               -------------   -------------

          Total Liabilities and Stockholders'  Equity           $   143,425     $   152,768
                                                               =============   =============





                See accompanying notes to Financial Statements.

                          Cobra Financial Services Inc.
                            Statements of Operations
                                   (Unaudited)

                                                     Three Months Ended            Nine Months Ended
                                                        September 30,                September 30,
                                                --------------------------------------------------------
                                                    2001           2000           2001           2000
                                                -----------    -----------    -----------    -----------
Revenues:
     Revenue                                    $    7,400     $       -      $   28,267     $  539,585
                                                -----------    -----------    -----------    -----------
        Total revenues                               7,400             -          28,267        539,585

Operating Expenses:
     Consulting Expenses                                 -          8,305              -         99,664
     Officer Salary and Expenses                         -              -         17,000        314,358
     Professional Fees                                 900              -          2,100         45,250
     Vehicle Expenses                                2,808          3,001            847         16,048
     Lease Expenses                                      -              -          6,000         12,182
     Depreciation                                    3,697          3,367         11,091         10,101
     General and Administrative                        719         11,026          7,405         35,341
                                                -----------    -----------    -----------    -----------
                                                     8,124         25,699         44,443        532,944
                                                -----------    -----------    -----------    -----------
        Income (Loss) from operations                 (724)       (25,699)       (16,176)         6,641
                                                -----------    -----------    -----------    -----------

Provision for Income Taxes:
     Income Tax Benefit (Expense)                      246          8,738          5,500         (2,258)


         Net Income (Loss)                      $     (478)    $  (16,961)    $  (10,676)    $    4,383
                                                ===========    ===========    ===========    ===========
Loss per common share:

         From operations                        $    (0.00)    $    (0.00)    $    (0.00)    $     0.00
                                                -----------    -----------    -----------    -----------

Weighted average common shares outstanding      15,630,000     14,880,000     15,630,000     14,880,000
     Retroactively Restated                     ===========    ===========    ===========    ===========






                See accompanying notes to Financial Statements.

                          Cobra Financial Services Inc.
                            Statements of Cash Flows
                                   (Unaudited)

                                                                      Nine Months Ended
                                                                         September 30,
                                                                -----------------------------
                                                                    2001            2000
                                                                -------------   -------------
Cash Flows from Operating Activities:
Net Income                                                       $   (10,676)    $     4,383
                                                                -------------   -------------

Adjustments to Reconcile net loss to net cash provided by (used in) operating activities:
           Depreciation                                               11,091          10,101
        Changes in operating assets and liabilities:
           Accrued Expenses                                            3,335               -
           Deferred Income Tax Payable                                (5,500)         20,000
                                                                -------------   -------------
Net Cash provided by (used in) Operating Activities              $    (1,750)    $    34,484

Cash Flows from Investing Activities:
      Fixed Assets                                                         -         (85,581)
                                                                -------------   -------------
Net Cash provided by (used in) Investing Activities              $         -     $   (85,581)

Cash Flows from Financing Activities:
      Issuance of common stock                                             -          25,000
      Proceeds from financing                                                              -
      Advances from officer                                            3,498               -
                                                                -------------   -------------
Net Cash provided by (used in) Financing Activities              $     3,498     $    25,000

Net Increase (Decrease) in cash and cash equivalents                   1,748         (26,097)

Cash at beginning of period                                      $       421     $    26,778
                                                                =============   =============

Cash at end of period                                            $     2,169     $       681
                                                                =============   =============
Supplemental disclosure:
      Total interest paid                                        $         -     $         -
                                                                =============   =============







                See accompanying notes to Financial Statements.

                         Cobra Financial Services, Inc.
                          Notes to Financial Statements


NOTE 1  -  BASIS OF PRESENTATION
--------------------------------

General
-------
The unaudited interim financial statements of the Cobra Financial Services, Inc. ("Company") as of September 30, 2001 and for the three and nine months ended September 30, 2001, included herein have been prepared in accordance with the instructions for Form 10QSB under the Securities Exchange Act of 1934, as amended, and Article 10 of Regulation S-X under the Securities Act of 1933, as amended. The December 31, 2000 Balance Sheet was derived from audited financial statements, but does not include all disclosures required by generally accepted accounting principles. Certain information and note disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations relating to interim consolidated financial statements.

In the opinion of management, the accompanying unaudited interim financial statements reflect all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the financial position of the Company at September 30, 2001, and the results of their operations for the three and nine months ended September 30, 2001 and 2000, and their cash flows for the three and nine months ended September 30, 2001 and 2000.

The results of operations for such periods are not necessarily indicative of results expected for the full year or for any future period. These financial statements should be read in conjunction with the audited consolidated financial statements as of December 31, 2000, and for the two years then ended December 31, 2000 and 1999 and related notes included in the Company's Form 10-SB filed with the Securities and Exchange Commission

Organization
------------
Cobra Financial Services Inc. ("the Company") was incorporated under the laws of the State of Texas on September 16, 1996 for the purpose to promote and carry on any lawful business for which a corporation may be incorporated under the laws of the State of Texas. The company has a total of 100,000,000 authorized shares with a par value of $.001 per share and with 15,630,000 shares issued and outstanding as of September 30, 2001. On May 10, 2000, an amendment to the Articles of Incorporation was filed with the Texas Secretary of State to increase the authorized common share to 100,000,000, authorized 20,000,000 in preferred stock, and change the par value to $.001 for both classes of stock.

Note 2   - Summary of Significant Accounting Policies
-----------------------------------------------------

Revenue
-------
Revenue consists of consulting fees relating to services performed by the Company. The Company records revenue based on the accrual method of accounting.

During 2000, the Company adopted the U.S. Securities and Exchange Commission's ("SEC") Staff Accounting Bulletin 101, "Revenue Recognition" ("SAB 101"), which provides guidance on the recognition, presentation, and disclosure of revenue in financial statements filed with the SEC. The adoption of SAB 101 did not have a material effect on the Company's business, financial condition, results of operations or cash flows.

                         Cobra Financial Services, Inc.
                          Notes to Financial Statements


Fixed Assets
------------
Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

The estimated useful lives are as follows:

               Farm Equipment              7 years
               Leasehold Improvements     25 years
               Buildings                  40 years

Depreciation expense for the years ended December 31, 2000 and nine months ended September 30, 2001 was $12,664 and $11,091, respectively.

Federal Income Tax
------------------
The Company has adopted the provisions of Financial Accounting Standards Board Statement No. 109, Accounting for Income Taxes. The Company accounts for income taxes pursuant to the provisions of the Financial Accounting Standards Board Statement No. 109, "Accounting for Income Taxes", which requires an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of assets and liabilities.


Use of Estimates
----------------
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure on contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Accounting Method
-----------------
The Company's financial statements are prepared using the accrual method of accounting. Revenues are recognized when earned and expenses when incurred. Fixed assets are stated at cost. Depreciation and amortization using the straight-line method for financial reporting purposes and accelerated methods for income tax purposes.

Earnings per Common Share
-------------------------
The Company adopted Financial Accounting Standards (SFAS) No.128, "Earnings Per Share," which simplifies the computation of earnings per share requiring the restatement of all prior periods. Basic earnings per share are computed on the basis of the weighted average number of common shares outstanding during each year.

Diluted earnings per share are computed on the basis of the weighted average number of common shares and dilutive securities outstanding. Dilutive securities having an anti-dilutive effect on diluted earnings per share are excluded from the calculation.

Fair Value Of Financial Instruments
-----------------------------------
The carrying value of financial instruments including marketable securities, notes and loans receivables, accounts payable and notes payable approximate their fair values at June 30, 2001.

                         Cobra Financial Services, Inc.
                          Notes to Financial Statements


Long-Lived Assets
-----------------
Statement of Financial Accounting Standards No. 121 "Accounting for Impairment of Long-Lived Assets to be Disposed of " requires, among other things, impairment loss of assets to be held and gains or losses from assets that are expected to be disposed of be included as a component of income from continuing operations before taxes on income.

Comprehensive Income
--------------------
Statement of Financial Accounting Standards (SFAS) No. 130, "Reporting Comprehensive Income," establishes standards for reporting and display of comprehensive income, its components and accumulated balances. Comprehensive income is defined to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS No.130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. The Company does not have any assets requiring disclosure of comprehensive income.

Segments of an Enterprise and Related Information
-------------------------------------------------
Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures about Segments of an Enterprise and Related Information, supersedes SFAS No. 14, "Financial Reporting for Segments of a Business Enterprise." SFAS 131 establishes standards for the way that public companies report information about operating segments in annual financial statements and requires reporting of selected information about operating segments in interim financial statements issued to the public. It also establishes standards for disclosures regarding products and services, geographic areas and major customers. SFAS 131 defines operating segments as components of a company about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. The Company has evaluated this SFAS and does not believe it is applicable at this time.

Recent Accounting Pronouncements
--------------------------------
In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Investments and Hedging Activities" ("SFAS No 133") which establishes accounting and reporting standards requiring that every derivative instrument be recorded in the balance sheet as either an asset or liability measured at its fair value. The statement also requires that changes in the derivative's fair value be recognized in earnings unless specific hedge accounting criteria are met. SFAS No. 133, as extended by SFAS No. 137 and amended by SFAS No. 138, is effective for all fiscal quarters beginning after December 31, 2000. The Company does not expect adoption of SFAS No. 133 to have an effect on its financial statements.

In December 1999, the Securities and Exchange Commission issues Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" (SAB 101, which provides guidance on the recognition, presentation and disclosure of revenue in financial statements of all public registrants. The provisions of SAB 101 are effective for transactions beginning in fiscal year after September 30, 2000. The Company does not expect adoption of SAB 101 to have an effect on its financial statements.

                         Cobra Financial Services, Inc.
                          Notes to Financial Statements


Note 3  -  Common Stock
-----------------------

In May of 2000, the Company approved a 4000 to 1 forward split of the outstanding common stock. At the time of the forward split there were a total of 1,240 shares outstanding. The financial statements are showing the shares retroactively restated.

In July of 2000, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended (the "Act"), in reliance upon the exemption afforded be sections 4 (2) and 3(b) of the Act and Regulation D, Rule 506 promulgated there under. The Company sold 250,000 shares of common stock at a price of $.10 per share for a total amount raised of $25,000.

Note 4  -  Related Parties
--------------------------

Officer Salary and Expenses - Carlton Fleming received salary and expenses in the amount of $343,072 and $44,678 for the years ended December 31, 2000 and 1999, respectively. For the nine months ended September 30, 2001, he received $17,000 in salary.

Also, Carlton Fleming advanced the Company a total of $30,223 that is recorded as Note Payable - Related Party.

An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts

Note 5  -  Organization Costs
-----------------------------

The Company has incurred legal, accounting and other formation costs. During the years ended December 31, 2000 and 1999, these costs were charged to operations in accordance with the American Institute of Certified Public Accountants' Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities". It requires most start-up activities to be expenses to operations as incurred.

Note 6  -  Income Taxes
-----------------------

Deferred income taxes arise from temporary differences resulting from the Company's subsidiary utilizing the cash basis of accounting for tax purposes and the accrual basis for financial reporting purposes. Deferred taxes are classified as current or non-current, depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from timing differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the timing differences are expected to reverse. The Company's previous principal temporary differences relate to revenue and expenses accrued for financial purposes, which are not taxable for financial reporting purposes.

                         Cobra Financial Services, Inc.
                          Notes to Financial Statements


Note 7  -  Going Concern
------------------------

The accompanying financial statements have been prepared in conformity with principles of accounting applicable to a going concern, which contemplates the realization of assets and the liquidation of liabilities in the normal course of business. The Company's revenue has decreased subsequent to the year ended December 31, 2000 and has not yet generated sufficient working capital to support its operations. The Company's ability to continue as a going concern is dependent, among other things, on its ability to reduce certain costs, obtain new contracts and additional financing and eventually, attaining a profitable level of operations.

It is management's opinion that the going concern basis of reporting its financial condition and results of operations is appropriate at this time. The Company plans to increase cash flows and take steps towards achieving profitable operations through its business plan, and through the merger with or acquisition of profitable operations.

Note 8  -  Notes Payable - Related Party
----------------------------------------

The major shareholder, Carlton Fleming has advanced the Company $30,223 as of September 30, 2001. The note is classified as a current liability with a maturity date of December 31, 2001 and does not contain an interest provision


Note 9  -  Subsequent Events
----------------------------

There were no other material subsequent events that have occurred since the balance sheet date that warrants disclosure in these financial statements.

                               PART III - EXHIBITS

Item 1.   Index to Exhibits.

SEC Ref. No.                                              DESCRIPTION

3.1(i)                                       Articles of Incorporation*

3.2(ii)                                      Bylaws*

3.3(i)                                       Certificate of Amendment to
                                             Articles of Incorporation*

3.4(ii)                                      Amendment to By-laws*

10 Land Lease Agreement between Cobra Financial Services, Inc., and Carlton Fleming*

* Attached as an exhibit to the original Registration Statement on Form 10-SB filed with the Securities and Exchange Commission on June 5, 2001.

                                   SIGNATURES

In accordance with Section 12 of the Securities Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

Cobra Financial Services, Inc.

/s/  Carlton Fleming                                    Dated: January 17, 2002
-----------------------------------------
Carlton Fleming, president and a director